Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

April 27, 2007

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued a notice on April 27, 2007, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Notice, dated April 27, 2007

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
April 27, 2007		(Signature)

	Name:	Wan Feng
	Title:	Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of China Life Insurance Company Limited (the “Company”) will be held at Shenzhen Room, Wuzhou Guest House, 6001 Shennan Road, Futian District, Shenzhen, the People’s Republic of China (the “PRC”) on Tuesday, June 12, 2007 at 9:00 a.m. for the following purposes:

AS ORDINARY RESOLUTIONS:

1.	To review and approve the Report of the Board of Directors of the Company for the year 2006.

2.	To review and approve the Report of the Supervisory Committee of the Company for the year 2006.

3.	To review and approve the audited Financial Statements of the Company and the Auditors’ Report for the year ended December 31, 2006.

4.	To review and approve the profit distribution and cash dividend distribution plan of the Company for the year 2006.

5.	To review and approve the remuneration of the Directors and Supervisors of the Company.

6.	To approve the purchase of liability insurance for the Company’s Directors and management and to authorize the Board of Directors of the Company to organize and implement it.

7.	To approve the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Company Limited, Certified Public Accountants, and PricewaterhouseCoopers, Certified Public Accountants, respectively as the PRC auditors and international auditors of the Company for the year 2007 and to authorize the Board of Directors of the Company to determine their remuneration.

AS SPECIAL RESOLUTION:

8.	As special business, to consider and, if thought fit, pass the following resolution relating to the granting of a general mandate to the Board of Directors of the Company (the “Board of Directors”) to issue new shares:

In order to grant discretion to the Board of Directors on the flexibility of issuance of new shares, the Board of Directors proposes to obtain a general mandate from shareholders. Under the general mandate, the Board of Directors will be authorized to allot, issue and deal with shares not exceeding 20% of the existing domestic shares and H shares of the Company. However, notwithstanding the obtaining of the general mandate, any issue of new domestic shares need shareholders’ approval again at shareholders’ meeting in accordance with the relevant PRC laws and regulations.

Commission File Number 001-31914

It is resolved as follows:
“(1)	Subject to paragraphs (3) and (4) below and pursuant to the Company Law (the “Company Law”) of the PRC and the relevant regulatory stipulations (as amended from time to time) of the places where the Company is listed, the exercise by the Board of Directors of all the powers of the Company granted by the general and unconditional mandate to allot, issue and deal with shares during the Relevant Period (as hereinafter defined) and to determine the terms and conditions for the allotment and issue of new shares including the following terms:

(a)	class and number of new shares to be issued;

(b)	price determination method of new shares and/or issue price (including price range);

(c)	the starting and closing dates for the issue;

(d)	class and number of the new shares to be issued to existing shareholders; and

(e)	the making or granting of offers, agreements and options which might require the exercise of such powers.

(2)	The approval in paragraph (1) shall authorize the Board of Directors during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period.

(3)	The aggregate nominal amount of the new domestic shares and new H shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board of Directors pursuant to the approval in paragraph (1), otherwise than the shares issued pursuant to the Rights Issue (as hereinafter defined) or the rights to purchase the shares of the Company under any option scheme or similar arrangement, shall not exceed 20% of each class of the domestic shares and H shares of the Company in issue as at the date of passing this resolution.

(4)	In exercising the powers granted in paragraph (1), the Board of Directors must (a) comply with the Company Law of the PRC and the relevant regulatory stipulations (as amended from time to time) of the places where the Company is listed; and (b) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(5)	For the purpose of this resolution:

“Relevant Period” means the period from the date of passing this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the 12-month period following the passing of this resolution; and

(iii)	the revocation or variation of the mandate granted under this resolution by a special resolution of the Company’s shareholders in a general meeting.

“Rights Issue” means the allotment or issue of shares in the Company or other securities which would or might require shares to be allotted and issued pursuant to an offer made to all the shareholders of the Company (excluding for such purpose any shareholder who is resident in a place where such offer is not permitted under the law of that place) and, where appropriate, the holder of other equity securities of the Company entitled to such offer, pro-rata (apart from fractional entitlements) to their existing holdings of shares or such other equity securities.

(6)	The Board of Directors, subject to the approval of the relevant authorities of the PRC and in accordance with the Company Law of the PRC, be authorized to increase the registered capital of the Company to the required amount upon the exercise of the powers pursuant to paragraph (1) above.

Commission File Number 001-31914

(7)	The Board of Directors be authorized to sign the necessary documents, complete the necessary formalities and take other necessary steps to complete the allotment, issue and listing of new shares, provided that the same do not violate the relevant laws, administrative regulations, the relevant regulatory stipulations (as amended from time to time) of the places where the Company is listed and the Articles of Association of the Company.

(8)	Subject to the approval of the relevant PRC authorities, the Board of Directors be authorized to make appropriate and necessary amendments to the Articles of Association of the Company after completion of the allotment and issue of new shares according to the method, type and amount of the allotment and issue of new shares by the Company and the actual situation of the shareholding structure of the Company at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of the Company pursuant to the exercise of this mandate.”

By Order of the Board of Directors

            Heng Kwoo Seng

            Company Secretary

April 27, 2007

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors:	Yang Chao, Wan Feng
Non-executive directors:	Shi Guoqing, Zhuang Zuojin
Independent non-executive directors:	Long Yongtu, Sun Shuyi, Ma Yongwei,
Chau Tak Hay, Cai Rang, Ngai Wai Fung

Notes:

1.	Profit distribution and dividend distribution plan of the Company for the year 2006

Under the PRC Generally Accepted Accounting Principles, after the Company appropriated RMB960 million, being 10% of the net profit of the Company for the year 2006, to the discretionary surplus reserve fund, the Company proposed the payment of a cash dividend of RMB0.14 (inclusive of tax) per share totalling approximately RMB3,957 million to shareholders of the Company, based on the 28,264,705,000 shares of the Company in issue.

2.	Remuneration for Directors and Supervisors

The total remuneration of the existing directors of the Company as at the date of despatch of this Notice of Annual General Meeting for the year 2006 was RMB3,380,655. The total remuneration of the existing supervisors of the Company as at the date of despatch of this Notice of Annual General Meeting was RMB2,133,900. The remuneration of the directors and supervisors of the Company for the year 2007 shall be as follows:

(1)	Remuneration of the executive directors and internal supervisors of the Company shall be implemented by the Nomination and Remuneration Committee of the Company in accordance with “China Life Insurance Company Limited — Provisional Regulations for the Management of Remuneration for Senior Management”, who will report the implementation results at the 2008 annual general meeting.

(2)	Remuneration of each independent non-executive director of the Company for the year 2007 shall be RMB300,000. In view of the greater amount of works to be undertaken by the members of the Audit Committee, the remuneration of each member of the Audit Committee shall increase by RMB20,000 per annum.

(3)	Remuneration of each external supervisor of the Company for the year 2007 shall be RMB150,000.

Commission File Number 001-31914

(4)	Non-executive directors of the Company will not receive any remuneration from the Company.

3.	Grant of general mandate to issue new shares

The purpose of the proposed special resolution in paragraph 8 above is to seek approval from the shareholders in the Annual General Meeting to grant a mandate to the Board of Directors to allot and issue new shares subject to the applicable laws, rules and regulations. The Board of Directors wishes to state that they have no immediate plan to issue any new shares.

4.	Eligibility for attending the Annual General Meeting and Closure of Register of Members

The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Annual General Meeting, from Sunday, May 13, 2007 to Tuesday, June 12, 2007 (both days inclusive), during which period no transfer of shares will be registered. In order to attend the Annual General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H share registrar, Computershare Hong Kong Investor Services Limited, at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Friday, 11 May 2007.

Holders of H shares of the Company whose names appear on the register of members of the Company kept at Computershare Hong Kong Investor Services Limited at the close of business on Monday, June 11, 2007 are entitled to attend the Annual General Meeting.

5.	Final Dividend

The Board of Directors has recommended a final dividend of RMB0.14 per share, amounting to approximately RMB3,957 million in aggregate, subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on Tuesday, June 12, 2007. If approved, detail arrangement of the final dividend distribution (including the closure of H Share register of members; the record date to determine H share and A share shareholders’ entitlement to the final dividend) for each of A share shareholders and H share shareholders will be announced after the Annual General Meeting to be held on June 12, 2007 separately.

6.	Proxy
(1)	Each shareholder entitled to attend and vote at the Annual General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2)	The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other document of authorization must be notarized. To be valid, for holders of H Shares, the form of proxy and notarized power of attorney or other document of authorization must be delivered to Computershare Hong Kong Investor Services Limited, not less than 24 hours before the time appointed for the Annual General Meeting (Form of proxy for use at the Annual General Meeting has been attached herewith).

(3)	If a shareholder has appointed more than one proxy, such proxies shall only exercise the right to vote by poll.

7.	Registration procedures for attending the Annual General Meeting

(1)	A shareholder or his proxy should produce proof of identity when attending the Annual General Meeting. If a shareholder is a legal person, its legal representative or other person authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the Board of Directors or other governing body of such shareholder appointing such persons to attend the meeting.

Commission File Number 001-31914

(2)	Shareholders of the Company intending to attend the Annual General Meeting in person or by their proxies should return the reply slip for attending the Annual General Meeting by courier, by post or by facsimile to the registered office of the Company on or before Tuesday, May 22, 2007.

8.	Procedures for demanding poll by shareholders

Under the Articles of Association of the Company, a resolution at a shareholders’ general meeting shall be decided on a show of hands unless a poll is (before or after the show of hands) demanded by: (i) the chairman of the meeting; (ii) at least two shareholders present in person or by proxy entitled to vote at the meeting; or (iii) one or more shareholders (including proxies) representing 10% or more of all shares carrying the right to vote at the meeting singly or in aggregate.

Unless a poll is demanded, the chairman of the meeting shall announce the results of the passing of a resolution according to the show of hands, which will be recorded in the minutes of the meeting and treated as conclusive evidence without the need to prove the number or the proportion of votes for or against the resolution passed.

A request to vote by poll may be withdrawn by the person who made such request.

9.	Miscellaneous

(1)	The Annual General Meeting is expected to be held for less than half a day. Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

(2)	The address of Computershare Hong Kong Investor Services Limited is: Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong

(3)	The address of China Securities Depository and Clearing Corporation Limited Shanghai Branch is: Floor 36, China Insurance Building, 166 East Lujiazui Road, Pudong New District, Shanghai, China

(4)	The registered office of the Company is: Floor 23, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, The People’s Republic of China

Postal code:	100020
Contact office:	Board Secretariat
Telephone No.:	86 (10) 8565 9606
86 (10) 8565 9527
Facsimile No.:	86 (10) 8525 2210